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                                February 14, 1996
(612) 334-8489






Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

     RE:  MESABA HOLDINGS, INC.
          AMENDMENT NO. 4 TO SCHEDULE 13G RELATING TO LOWELL T. SWENSON

Gentlemen:

     I enclose for filing on behalf of Lowell T. Swenson Amendment No. 4 to
Schedule 13G relating to Mr. Swenson's beneficial ownership of Mesaba Holdings, Inc. common stock.

     Pursuant to Rule 901(d) of Regulation S-T, a conforming copy of this electronic filing is not being submitted to the Commission.


                                   Very truly yours,



                                   /s/ Christopher C. Cleveland
                                   ----------------------------

CCC/dm
Enclosures
cc:  Lowell T. Swenson (w/enclosure)
     John S. Fredericksen (w/enclosure)
     William T. Dolan, Esq. (w/enclosure)